Free Writing Prospectus Filed Pursuant to Rule 433
(Related to Preliminary Prospectus Supplement Dated February 5, 2007)
Registration No. 333-117742
February 6, 2007
Anheuser-Busch Companies, Inc.

Final pricing terms as of February 6, 2007
$300 Million 5.600% Notes due March 1, 2017

Issuer:	Anheuser-Busch Companies, Inc.
Ratings:	A2 (Stable) / A (Stable)
Offering Format:	SEC Registered
Bookrunners:	Barclays Capital Inc.
Citigroup Global Markets Inc.
SunTrust Capital Markets, Inc.
Co-Managers:	Banc of America Securities LLC
Goldman, Sachs & Co.
J.P. Morgan Securities, Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
UBS Securities LLC

Final Terms

5.600% Notes due March 1, 2017
Principal Amount	$300,000,000
Treasury Benchmark	4.625% due 11/15/2016
Treasury Yield	4.786%
Re-offer Spread to Treasury	+83 bp
Re-offer Yield	5.616%
Coupon	5.600%
Price to Public (%)	99.873%
Gross Proceeds ($)	$299,619,000
Coupon Dates	September 1, March 1
First Coupon Date	September 1, 2007
Trade Date	February 6, 2007
Settlement Date (T+3)	February 9, 2007
Maturity Date	March 1, 2017
Make Whole Call	T + 20 bp
Day Count	30/360
CUSIP	035229DB6

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov <http://www.sec.gov>. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll free 1-877-858-5407 or through your usual contact at Barclays Capital Inc., Citigroup Global Markets Inc. or SunTrust Capital Markets, Inc.